Jay S. Benet Vice Chairman and Chief Financial Officer The Travelers Companies, Inc. One Tower Square-2MS Hartford, CT 06183 (860) 277-7580 (860) 277-8136 (fax) JSBenet@travelers.com

September 24, 2009

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                 The Travelers Companies, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2008

File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the staff’s follow-up comment regarding The Travelers Companies, Inc. (the Company) Form 10-K as referenced above. The follow-up comment was received by telephone from Ibolya Ignat on Wednesday, September 16th and relates to the response dated June 30, 2009 from the Company to the staff letter dated June 16, 2009.

For ease of reading, we have repeated the staff’s oral comment below (displayed in bold) and have included our response following the comment.

To provide investors with increased disclosure with regard to Longpoint Re, please revise your disclosure to discuss some of the information you provided to us supplementally. At a minimum, you should disclose that at the time the agreement was entered into, you evaluated the applicability of FIN 46R and concluded that Longpoint was a variable interest entity. Disclose your conclusion that you do not have a variable interest in Longpoint and clarify that the variability of the SPE will be entirely absorbed by the investors of the catastrophe bonds with residual amounts, if any, absorbed by the equity holders. State in accordance with FIN 46R that you do not consolidate Longpoint because you are not the primary beneficiary and clarify, if true, that, given that you have no intention to pursue any transaction that would result in acquiring a variable interest in Long Point, the consolidation of Longpoint is unlikely.

We believe such disclosure would be useful to investors in the future.

The Company intends to supplement in future annual reports the disclosure provided on page 22 of its 2008 Annual Report that describes the terms of the reinsurance agreement with Longpoint Re. The disclosure will be revised to include a discussion substantially similar to the following (additions to the Company’s existing disclosure are indicated by underline, deletions by strike-through):

Catastrophe Bond Program. In May 2007, the Company announced the establishment of a multi-year catastrophe bond program to provide reinsurance protection for losses resulting from hurricanes and certain other catastrophes in the Northeast United States (from New Jersey to Maine). The Company may obtain reinsurance under the program by entering into one or more reinsurance agreements with Longpoint Re Ltd. (Longpoint Re), an independent Cayman Islands insurance company. Longpoint Re successfully completed an offering to unrelated investors under the program of $500 million aggregate principal amount of catastrophe bonds on May 8, 2007. In connection with the offering, the Company and Longpoint Re entered into a three-year reinsurance agreement providing up to $500 million of reinsurance from losses resulting from certain hurricane events in the Northeast United States. Under the terms of the reinsurance agreement, the Company is obligated to pay annual reinsurance premiums to Longpoint Re for the reinsurance coverage. The reinsurance agreement entered into by the Company and Longpoint Re utilizes a dual trigger that is based upon the Company’s covered losses incurred and an index that is created by applying predetermined percentages to insured industry losses in each state in the covered area as reported by Property Claim Services, a division of Insurance Services Offices, Inc., an independent company. The reinsurance agreement entered into with Longpoint Re as part of the catastrophe bond program meets the requirements to be accounted for as reinsurance in accordance with ~~Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Short-Duration and Long-Duration Contracts~~ the guidance for reinsurance contracts in Accounting Standards Codification (ASC Topic) 944 — Financial Services — Insurance. Amounts payable to the Company under the reinsurance agreement will be determined by the index-based losses, which are designed to approximate the Company’s actual losses from any covered event. The principal amount of the catastrophe bonds will be reduced by any amounts paid to the Company under the reinsurance agreement. The index-based losses attachment point and maximum limit are reset annually to maintain a probability of loss on the catastrophe bonds equal to the initial modeled probability of loss. In accordance with the program, the index-based losses attachment point and maximum limit were reset on May 8, 2009. For the period May 8, 2009 through May 7, 2010, the Company will be entitled to begin recovering amounts under the reinsurance agreement if the index-based losses in the covered area for a single occurrence reach an initial attachment amount of $2.327 billion. The full coverage amount of $500 million is available on a proportional basis until index-based losses reach a maximum $3.10 billion limit. The Company has not incurred any losses subject to the agreement since its inception.

As with any reinsurance agreement, there is credit risk associated with collecting amounts due from reinsurers.  This risk is mitigated under the catastrophe bond program by securing the $500 million limit with a combination of assets held in a trust and a Total Return Swap with Goldman Sachs International that is guaranteed by The Goldman Sachs Group, Inc.  The value of the trust assets was estimated to be approximately $406 million at June 30, 2009.  Under the Total Return Swap, in the event that there is a realized investment loss on the trust assets, Goldman Sachs International is required to pay an amount equal to such realized investment loss for deposit into the trust.  Two of the assets of the trust failed to meet the investment guidelines of the trust and, accordingly, were sold during the first quarter 2009.  Pursuant to the Total Return Swap, upon sale of these assets, Goldman Sachs International contributed $78 million in cash to the trust.  The proceeds from the sale of these assets and the amounts contributed by Goldman Sachs International were used to buy replacement securities.

At the time the agreement was entered into with Longpoint Re, the Company evaluated the applicability of the accounting guidance that addresses variable interest entities or VIEs. Under this guidance, an entity that is formed for business purposes is considered a VIE if: (a) the equity investors lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the entity’s operations, or (b) the equity investors do not provide sufficient financial resources for the entity to support its activities. Additionally, a company that absorbs a majority of the expected losses from a VIE’s activities or is entitled to receive a majority of the entity’s expected residual returns, or both, is considered to be the primary beneficiary of the VIE and is required to consolidate the VIE in the company’s financial statements.

As a result of the evaluation of the reinsurance agreement with Longpoint Re, the Company concluded that Longpoint Re was a VIE because the conditions described in items (a) and (b) above were present. However, while Longpoint Re was determined to be a VIE, the Company concluded that it did not have a variable interest in Longpoint Re as the variability in Longpoint Re’s results, caused by the reinsurance agreement, is expected to be absorbed entirely by the investors in the catastrophe bonds issued by Longpoint Re and residual amounts earned by Longpoint Re, if any, are expected to be absorbed by the equity investors (the Company has neither an equity nor a residual interest in Longpoint Re).

Accordingly, the Company is not the primary beneficiary of Longpoint Re and does not consolidate Longpoint Re in the Company’s consolidated financial statement. Additionally, because the Company has no intention to pursue any transaction that would result in it acquiring interest in, and becoming the primary beneficiary of Longpoint Re, the consolidation of Longpoint Re in the Company’s consolidated financial statements in future periods is unlikely.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman &
Chief Financial Officer

cc:	D. Keith Bell
Richard P. Caporaso, KPMG